SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNUAL GENERAL MEETING
PORTUGAL TELECOM, SGPS, S.A.
APRIL 4, 2003

BOARD OF DIRECTOR’S PROPOSAL

ITEM 3 ON THE AGENDA:
Resolution on the proposal for the application of net income and use of reserves.

1.     Net income for the year ended December 31, 2002 was € 391,113,318.

In accordance with the Portuguese Companies Code and the articles of association of the company, 5% of the net income for the year is to be paid into the Legal Reserve, until this amount equals at least 20% of the share capital of the company.

The retained earnings account, in the balance sheet of Portugal Telecom, SGPS, S.A., as at December 31, 2002, was, however, negative € 2,448,973,427, essentially as a result of an impairments provision for € 500 million and the transfer of € 1,879,338,335 of adjustments for equity losses in Telesp Celular Participaç&otidle;es, to retained earnings following the sale of this financial participation to PT Móveis and its subsequent contribution to Brasilcel, the joint-venture company with Telefónica to conduct mobile telephony business in Brazil.

Consequently, and as required by law, net income for the year shall be offset against retained earnings.

2.     Accordingly, and under the terms of article 30 of the articles of association of the company, the Board of Directors hereby submits a proposal to Shareholders for year 2002 net income of € 391,113,318 to be fully offset against retained earnings.

3.     After the application of the above referenced net income, Portugal Telecom’s retained earnings are negative € 2,057,860,109, and the Board of Directors considers it appropriate to submit a proposal to Shareholders for reserves to be offset against the said retained earnings.

In view of the fact that current legislation applicable to companies issuing shares listed for trading on regulated markets supervised by the Securities Market Commission allows the amounts generated by premiums on the issuance of shares referred to in sub-paragraph a) of no. 2 of Article 295 of the Companies Code to be offset against negative retained earnings without the need for the prior use of other reserves, the Board of Directors hereby submits a proposal to Shareholders for the negative retained earnings of € 2,057,860,109, remaining after the partial offset referred to in 2 above, to be further offset by the allocation of € 2,057,860,109 from the total amount of € 2,149,565,000 posted to the balance sheet as at December 31, 2002, as an issue premium reserve, which amount, after such allocation, shall comprise an amount of € 91,704,891.

4.     Finally, the Board of Directors, in view of Portugal Telecom’s current financial and asset-related situation and the required use of net income for the year referred to above, hereby submits a proposal to Shareholders for, an amount of € 200,685,600 be allocated from the amount of € 670,650,198 recorded in the balance sheet of December 31, 2002 as free reserves, for distribution to Shareholders (comprising a dividend of € 0.16 per share, in respect of the total number of issued shares), pursuant to which the amount of free reserves would then total € 469,964,598.

5.     Further considering the fact that the amount of € 200,685,600 for dividends, referred to in the preceding paragraph, was calculated, as is customary practice, on the basis of a unit dividend per issued share (in this case, € 0.16 per share), and that it is not possible to assess with precision the number of own shares in the portfolio of the company as of the date of payment of dividends without limiting the company’s capability to intervene with respect to the liquidity of its shares, in relation to the distribution referred to in above paragraph, it is hereby proposed:

(a)     That a dividend of € 0.16 should be paid on each share pursuant to the calculation criteria used for the preparation of the proposal;

(b)     The unit amount corresponding to shares which, on the first day of the payment of dividends, belong to the company shall not be paid and shall be carried over to a new account.

6.     Considering dividend rights attached to shares resulting from the exercise of conversion rights of convertible bonds issued, it is also proposed, in respect of the application of the net income referred to in paragraph 4 above:

(a)     The referred to unit amount of € 0.16 should be paid on each share with the right to a dividend, deriving from the exercise of the conversion right to convertible bonds.

(b)     The payment relating to each share resulting from the conversion of convertible bonds shall also be effectuated by using the remaining amount of free reserves after the distribution referred to in paragraph 4 hereof.

ITEM 5 ON THE AGENDA:
Resolution on the ratification of the replacement of certain resigning Directors.

Statement to Shareholders:

The Board of Directors, in a resolution dated May 28, 2002, in accordance with sub-paragraph b) of no. 1 of article 393 of the Companies Code, appointed Mr. Carlos Manuel de Lucena e Vasconcellos Cruz and Mr. Jorge Humberto Correia Tomé to replace, respectively, resigning Directors Mr. Francisco José Azevedo Padinha and Mr. Norberto Veiga de Sousa Fernandes, for the remainder of their 2000-2002 terms of office.

The Board of Directors, in a resolution dated July 27, 2002, in accordance with the aforementioned legislation, appointed Mr. Jorge Maria Bleck to replace resigning Director Mr. Hélder Neves Seabra, for the remainder of his 2000-2002 term of office.

No. 2 of article 393 of the Companies Code states that the appointment of directors to replace resigning directors should be ratified by the next Annual General Meeting.

To fulfil its legal requirement, the Board of Directors accordingly submits a proposal to the General Meeting for the ratification of the resolutions adopted to replace the aforementioned resigning Directors with Mr. Carlos Manuel de Lucena e Vasconcellos Cruz, Mr. Jorge Humberto Correia Tomé and Mr. Jorge Maria Bleck.

ITEM 6 ON THE AGENDA:
Resolution on the acquisition and disposition by Portugal Telecom and its subsidiaries of their own shares.

Considering:

a)     The general commercial companies regime on a company’s acquisition and disposition of its own shares;

b)     The general interest of and benefits to Portugal Telecom of engaging in programs to acquire and dispose of its own shares;

c)     That the same interest also exists with respect to Portugal Telecom’s subsidiaries, which may be bound by the terms of an issuance of their securities to acquire or dispose of their shares, for which a provision must also be made to permit such activities, without prejudice to no. 3 of article 319 of the Commercial Companies Code;

The following is hereby proposed:

1)     That a resolution be adopted to approve the acquisition by Portugal Telecom of its own shares, or the acquisition by any current or future subsidiaries of Portugal Telecom of their own shares, including allocation rights, at the discretion of the purchasing company’s board of directors and in accordance with the following terms:

a)     Maximum number of shares to be acquired: up to ten per cent of the acquiring company’s own share capital, less any amount previously disposed of by such acquiring company. This limitation shall not take into consideration any shares acquired in connection with legal or contractual undertakings, an issuance of securities or stock option plans, but will be subject to any subsequent disposition of the shares in excess of the ten per cent limitation, as required by law;

b)     Period during which the acquisition may be realized: eighteen months from the date of this resolution;

c)     Forms of acquisition: any form of acquisition of shares, or acquisition or allocation rights to share purchases, on a stock exchange; acquisitions of shares outside the stock exchange, in accordance with the legal principle of equal treatment of shareholders, which derives from Portuguese law; or any form of acquisition of shares for the purpose of fulfilling a legal or contractual undertaking, or conversion or exchange of convertible or exchangeable securities issued by Portugal Telecom or a subsidiary of Portugal Telecom, pursuant to the terms of issuance or contractual terms in respect of such a conversion or exchange;

d)     Minimum and maximum considerations for acquisitions: the price to be paid for the shares to be acquired shall be no lower than 15% below the lowest price of, or 15% above the average price of, the shares on the national stock exchanges in the five trading days immediately preceding such purchase, or the price to be paid for the shares shall correspond to the acquisition price realized by Portugal Telecom or one of its subsidiaries, as the case may be, in connection with the contractual terms of a conversion or exchange of securities for its own shares;

e)     Time of acquisition: at the discretion of the acquiring company’s board of directors, taking into consideration market conditions and the opportunities or obligations of Portugal Telecom or its subsidiary, as the case may be, to be effectuated on one or more occasions, in accordance with the terms established by the relevant company’s board of directors.

2)     That a resolution be adopted to approve the disposition by Portugal Telecom or one of its subsidiaries of their own shares, which have been acquired, at the discretion of the disposing company’s board of directors and pursuant to the following terms:

a)     Minimum number of shares to be disposed of: the minimum block which, at the time of the disposition, has been legally approved of for dispositions of the company’s shares, or such smaller number of shares as is sufficient to fulfil any legal or contractual undertaking or the terms of any issuance of securities;

b)     Period during which the disposition may be effectuated: eighteen months from the date of this resolution;

c)     Forms of disposition: any form of disposition of shares, namely sale or exchange, on a stock exchange; dispositions of shares outside the stock exchange to entities designated by the disposing company’s board of directors, in accordance with the legal principle of equal treatment of shareholders, which derives from Portuguese law; cashless dispositions of shares in connection with the application of net income or distribution of reserves in kind; or dispositions of shares further to an undertaking or pursuant to the terms of an issuance of securities by Portugal Telecom or one of its subsidiaries, as the case may be, or pursuant to the terms and conditions of the relevant company’s stock option plans;

d)     Minimum price: not less than fifteen per cent of the average price on the national stock exchange of the shares to be disposed of in the five trading days immediately preceding the disposition, or a price which has been fixed or derives from the terms and conditions of an issuance of securities of the disposing company, namely convertible or exchangeable securities, or from a contract entered into in respect of such an issuance, conversion or exchange in the event the disposition is as a result of such issuance, conversion or exchange.

e)     Time of disposition: at the discretion of the disposing company’s board of directors, taking into consideration market conditions and the opportunities or obligations of Portugal Telecom or one of its subsidiaries, as the case may be, to be effectuated on one or more occasions, in accordance with the terms established by the relevant company’s board of directors.

ITEM 7 ON THE AGENDA:
Resolution on the acquisition and disposition of the company’s own bonds and other securities.

Considering the benefits to the company and its subsidiaries of being able to take advantage of possibilities relating to operations with respect to their own bonds on terms currently available to other companies;

Considering the nature of the bonds which may be issued by the company, and in particular, in connection with the issuance of convertible or exchangeable securities by the company or its subsidiaries,

The following is hereby proposed:

1)     That a resolution be adopted to approve the acquisition; subject to a resolution of the board of directors, in any case in which such approval is legally required, of the bonds of the company or its subsidiaries, in any form, already issued or to be issued in the future, pursuant to the following terms:

a)     Maximum number of bonds to be acquired: the full amount of each issue;

b)     Period during which the acquisition may be effectuated: eighteen months from the date of this resolution;

c)     Forms of acquisition: any form of acquisition, through acquisition or on any exchange on which the bonds are listed or outside the stock exchange, whether or not using financial intermediaries, in addition to cases of conversion, with respect to convertible bonds, which may be followed by cancellation of such bonds;

d)     Minimum and maximum considerations for acquisitions: the price of the acquisition shall be no lower than 15% below the lowest price of, or 15% above the average price of, the bonds to be acquired on the exchange on which the acquisition is effectuated, in the five immediately preceding trading days.

In the event of an issue not listed on a national exchange and placed on the international market, the above-mentioned range shall be based on the average purchase and sale prices referred to in the AIBD (Association of International Bond Dealers) “Bond Book” in the week preceding the acquisition, irrespective of whether the bonds are listed on a foreign exchange.

In the event of an issue neither listed nor referred to in the said “Bond Book”, the range shall be based on an estimated value calculated by a financial intermediary or independent consultant designated by the Board of Directors.

In the event of an acquisition effectuated in connection with, or in fulfilment of, the conditions of issuance of other securities, or a contract related with such an issuance, the price shall be based on the terms of such issuance or contract;

e)     Time of acquisition: at the discretion of board of directors, taking into consideration market conditions and opportunities or obligations required by law, contract or the issuance of other securities, to be effectuated on one or more occasions, in accordance with the amounts determined by the board of directors.

2)     That a resolution be adopted to approve, subject to resolution of the board of directors, the disposition of bonds of the company or its subsidiaries which may have been acquired, excluding cases of conversion or amortisation or within the competence of the board of directors, in line with the following terms:

a)     Minimum number of bonds to be disposed of: the minimum block which, at the time of the disposition, has been legally determined for the company’s bonds or a smaller number which is sufficient to fulfil any undertaking deriving from law, contract or issuance of other securities;

b)     Period during which the disposition may be effectuated: eighteen months from the date of this resolution;

c)     Form of disposition: disposition in any form, namely by sale or exchange, to be effectuated on a stock exchange or outside the stock exchange to entities designated by the board of directors (with respect, in the case of bonds convertible into shares, for the legal principle of equal treatment of shareholders), or in the case of a disposition effectuated in connection with, or in the fulfilment of a stock option programme or undertakings, required by law, issuance of other securities, or by contract, namely a contract related with the issuance of convertible or exchangeable securities or with such conversion, pursuant to the terms and conditions thereof;

d)     Minimum price: not less than fifteen per cent of the prices referred to in sub-paragraph d) of no. 1 of this resolution, as appropriate, or a price fixed in accordance with the terms and conditions of the stock option programme or the issuance of other, namely convertible, securities or with a contract related with such a programme, issuance or conversion, when the disposition is effectuated in connection with or in fulfilment of the terms thereof;

e)     Time of disposition: at the discretion of board of directors, taking into consideration market conditions and the opportunities or obligations to be effectuated on one or more occasions, in accordance with amounts determined by the board of directors.

Lisbon, February 27, 2003

Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2003

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Vitor Sequeira
Vitor Sequeira Manager of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.